                                                             UNITED STATES
                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                             SCHEDULE 13G

                                               Under the Securities Exchange Act of 1934
                                                          (Amendment No. 14)

                                                          CVB Financial Corp.

                                                           (Name of Issuer)

                                                             Common Stock

                                                    (Title of Class of Securities)

                                                              126600 10 5

                                                            (CUSIP Number)

                                            ___________December 31, 2001___________________
                                        (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-(c)

[x ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------- ------------------------------------------- -------------------------------------------
CUSIP NO. 126600 105                                              13G
--------------------------------------------- ------------------------------------------- -------------------------------------------

------------------ ------------------------------------------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   George A. Borba
                   ###-##-####

------------------ ------------------------------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) (  )
                   (b) (   )

------------------ ------------------------------------------------------------------------------------------------------------------
3                  SEC USE ONLY

------------------ ------------------------------------------------------------------------------------------------------------------
4                  CITIZENSHIP OR PLACE OF ORGANIZATION
                   USA

------------------ ------------------------------------------------------------------------------------------------------------------
         NUMBER    5         SOLE VOTING POWER
OF                           78,580
         SHARES

BENEFICIALLY
         OWNED BY
         EACH

REPORTING
         PERSON
         WITH

------------------ --------- --------------------------------------------------------------------------------------------------------
                   6         SHARED VOTING POWER
                             3,796,148

------------------ --------- --------------------------------------------------------------------------------------------------------
                   7         SOLE DISPOSITIVE POWER
                             78,580

------------------ --------- --------------------------------------------------------------------------------------------------------
                   8         SHARED DISPOSITIVE POWER
                             3,796,148

------------------ --------- --------------------------------------------------------------------------------------------------------
9                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,874,278 (includes 78,580 shares which Mr. Borba has the right to acquire beneficial ownership of within 60 days after 12/31/01)

------------------ ------------------------------------------------------------------------------------------------------------------
10                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------ ------------------------------------------------------------------------------------------------------------------
11                 PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
                   13.92%

------------------ ------------------------------------------------------------------------------------------------------------------
12                 TYPE OF REPORTING PERSON*
                   IN

------------------ ------------------------------------------------------------------------------------------------------------------
                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

(a)  Name of Issuer.

     CVB Financial Corp.

(b)  Address of Issuer's Principal Executive Offices.

     701 North Haven Avenue, Suite 350
     Ontario, California 91764

Item 2.

(a)  Name of Person Filing.

     George A. Borba

(b)  Address of Principal Business Office or, if none, Residence.

     7955 Eucalyptus
     Chino, California 91710

(c)  Citizenship.

     USA

(d)      Title of Class of Securities.

     Common Stock

(e)      CUSIP No.

     126600 10 5

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is a:

(a)  (   )    Broker or Dealer registered under Section 15 of the Act.
(b)  (   )    Bank as defined in section 3(a)(6) of the Act.
(c)  (   )    Insurance Company as defined in section 3(a)(19) of the Act.
(d)  (   )    Investment Company registered under section 8 of the Investment Company Act.
(e)  (   )    Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.
(f)  (   )    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee  Retirement Income Security Act of
              1974 or Endowment Fund; seess. 240.13d-1(b)(1)(ii)(F) (Note:  See Item 7).
(g)  (   )    Parent Holding Company, in accordance withss. 240.13d-1(b)(1)(ii)(G) (Note: See Item 7).
(h)  (   )    Group, in accordance withss. 240.13d-1(b)(1)(ii)(H).

Item 4.       Ownership.

     If the percent of the class  owned,  as of December 31 of the year  covered by the  statement,  or as of the last day of any month described in Rule  13d-1(b)(2),  if applicable,  exceeds five percent,  provide the following  information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned.

     3,874,728 (includes 78,850 shares which Mr. Borba has the right to acquire beneficial ownership of within 60 days after 12/31/01.)

(b)      Percent of Class.

         13.92%

(c)      Number of shares as to which such person has:
     (i) sole power to vote or to direct the vote   78,580

                  (pursuant to exercisable stock options)

     (ii)shared power to vote or to direct the vote  3,796,148

                  (pursuant to the George and Dolores Borba trust)

     (iii)        sole power to dispose or to direct the disposition of  78,580

                  (pursuant to exercisable stock options)

     (iv)shared power to dispose or to direct the disposition of  3,796,148

                  (pursuant to the George and Dolores Borba trust)

Instruction:  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.       Ownership of Five Percent or Less of a Class.

     If this  statement  is being  filed to report  the fact that as of the date  hereof  the  reporting  person  has  ceased to be the
beneficial owner of more than five percent of the class of securities, please check the following:  (   ).

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     If any other  person is known to have the right to receive or the power to direct the receipt of dividends  from,  or the proceeds from the sale of, such  securities,  a  statement  to that  effect  should be  included in response to this item and, if such  interest relates to more than five percent of the class,  such person  should be  identified.  A listing of the  shareholders  of an  investment company  registered  under the  Investment  Company Act of 1940 or the  beneficiaries  of an employee  benefit  plan,  pension  fund or endowment fund is not required.

     Not applicable.

Item 7.       Identification  and  Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company.

     If a parent holding company has filed this schedule,  pursuant to Rule 13d-1(b)(ii)(G),  so indicate under Item 3(g) and attach an exhibit  stating the identity and the Item 3  classification  of the relevant  subsidiary.  If a parent holding  company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule  pursuant to Rule  13d-1(b)(ii)(H),  so indicate under Item 3(h) and attach an exhibit  stating the identity and Item 3  classification  of each member of the group.  If a group has filed this  schedule  pursuant to Rule  13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit  stating the date of the  dissolution and that all further filings with respect to transactions  in the security  reported on will be filed,  if required,  by members of the group,  in their  individual capacity.  See Item 5.

     Not applicable.

Item 10. Certification.

     Not applicable.

                                                               SIGNATURE

     After  reasonable  inquiry and to the best of my knowledge and belief,  I certify that the information set forth in this statement is true, complete and correct.

January 25, 2002
              Date

/s/ George A. Borba, Chairman
              Signature

  George A Borba, Chairman
              Name/Title